Timeless Coffee Roasters

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Sales	
4100 Food Sales	
4110 Prepared Food	1,039,595.78
Total 4100 Food Sales	**1,039,595.78**
4200 Coffee Sales	
4205 Coffee Bean & Beverage Sales	
4206 Bar Sales (deleted)	657,121.22
Total 4205 Coffee Bean & Beverage Sales	**657,121.22**
Total 4200 Coffee Sales	**657,121.22**
4400 Merchandise Sales	68,876.18
4500 Wholesale External	0.00
4510 Wholesale - Food	0.00
4520 Wholesale Coffee - Other	22,673.16
4530 Wholesale - Service/Supply	-5.92
Total 4500 Wholesale External	**22,667.24**
4600 Wholesale - TC Shops	63,335.08
4999 Website Sales (Uncategorized)	112,592.63
Uncategorized Income	-2,662.57
Total 4000 Sales	**1,961,525.56**
4910 Discounts & Comps	
4911 Manager Comp (deleted)	-24,073.35
4912 Employee Discounts (deleted)	-2,473.21
4913 Online Discounts (deleted)	-3,829.13
Total 4910 Discounts & Comps	**-30,375.69**
Uncategorized Cash Deposits (deleted)	0.00
Total Income	**$1,931,149.87**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Food	
5110 Prepared Food	205,645.27
Total 5100 Food	**205,645.27**
5200 Coffee	138,597.04
5270 Coffee Condiments	51,467.14
5300 Other Beverages	
5301 Tea (deleted)	7,782.54
5302 Cider (deleted)	1,680.00
Total 5300 Other Beverages	**9,462.54**

	TOTAL
5400 Merchandise	
5401 Miir Mugs (deleted)	1,712.62
5402 Coffee Mugs (deleted)	163.20
5403 Totes (deleted)	44.00
5404 Sweatshirts (deleted)	542.00
5405 T-Shirts (deleted)	658.00
5406 Zip Up Hoodies (deleted)	184.00
5407 Beanies (deleted)	105.00
5408 Chemex Filters	1,214.88
5409 Aeropress (deleted)	272.66
5410 Chemex Pots	1,316.84
5411 Coffee Grinders	482.99
5412 Tea Glasses (deleted)	612.79
5413 Bodum (deleted)	98.00
5414 Hario	2,758.89
5417 Acaia Scales (deleted)	529.00
5418 Fellow Kettles (deleted)	1,519.80
5419 Brewing Merchandise (deleted)	490.00
5420 Fellow Ode Grinders (deleted)	538.20
Total 5400 Merchandise	**13,242.87**
Total 5000 Cost of Goods Sold	**418,414.86**
Total Cost of Goods Sold	**$418,414.86**
GROSS PROFIT	**$1,512,735.01**
Expenses	
6000 Labor	0.00
6100 Bakery Hourly Payroll	
6110 Bakery Hourly	225,140.57
6115 Bakery OT Payroll	820.16
6120 Bakery Vacation/Sick Payroll	4,755.61
Total 6100 Bakery Hourly Payroll	**230,716.34**
6155 Cafe Hourly Payroll	
6160 Cafe Hourly	171,346.14
6165 Cafe OT Payroll	1,136.94
6170 Cafe Vacation/Sick Payroll	4,542.12
Total 6155 Cafe Hourly Payroll	**177,025.20**
6200 Bakery Management	110,423.99

Timeless Coffee Roasters

Profit and Loss
January - December 2021

	TOTAL
6210 Cafe Management Payroll	
6215 Cafe Management	13,926.49
6217 Bar Management (deleted)	33,549.89
Total 6215 Cafe Management	**47,476.38**
6220 Cafe Management OT Payroll	220.57
6221 Bar Management OT (deleted)	803.58
6226 Management Vacation/Sick Pay (deleted)	1,486.40
Total 6220 Cafe Management OT Payroll	**2,510.55**
Total 6210 Cafe Management Payroll	**49,986.93**
6300 Roastery Payroll	
6310 Roastery Payroll	44,595.02
Total 6300 Roastery Payroll	**44,595.02**
Total 6000 Labor	**612,747.48**
6900 Benefits	
6905 Payroll Tax Expense	74,404.52
6910 Health Insurance	38,640.59
6915 Health Insurance - Owner	273.20
6950 Workers' Compensation	7,575.67
6970 Bonus (deleted)	8,650.00
Total 6900 Benefits	**129,543.98**
7000 Controllable Expenses	
7050 Packaging	16.97
7051 Merchandise Packaging (deleted)	2,847.01
Total 7050 Packaging	**2,863.98**
7100 Supplies	
7105 Cleaning Supplies	3,430.13
7110 Office Expenses	15,095.13
7111 Postage (deleted)	15,906.41
Total 7110 Office Expenses	**31,001.54**
7115 Operating Supplies	20,208.26
7116 Bakery Supplies & Small Eqpt (deleted)	62,461.98
7117 Bar Supplies & Small Equipment (do not use)	56,017.01
7119 Operating Expenses Other (deleted)	2,244.27
Total 7115 Operating Supplies	**140,931.52**
7120 Printing Labels & Menu	51.85
Total 7100 Supplies	**175,415.04**

Timeless Coffee Roasters

Profit and Loss
January - December 2021

	TOTAL
7150 Shipping	
7155 Shipping Expense	1,494.59
7160 Customer Shipping Fees	
4800 Shipping Income	-2,380.95
Total 7160 Customer Shipping Fees	**-2,380.95**
Total 7150 Shipping	**-886.36**
7200 Equipment Repairs & Maintenance	0.00
7220 Contract Maintenance	
7221 R&M Service (deleted)	6,415.00
7222 Repair & Maintenance - Other (deleted)	574.37
Total 7220 Contract Maintenance	**6,989.37**
7299 R&M Equipment (deleted)	7,575.47
Total 7200 Equipment Repairs & Maintenance	**14,564.84**
7300 Utilities	0.00
7305 Garbage & Recycling	15,908.98
7310 Gas & Electricity	26,860.01
7311 Utilities - Other (deleted)	19.32
Total 7310 Gas & Electricity	**26,879.33**
7315 Phone & Internet	2,144.14
7316 Telephone Expense (do not use)	3,832.71
Total 7315 Phone & Internet	**5,976.85**
7320 Security System	2,596.86
7325 Water	17,772.35
Total 7300 Utilities	**69,134.37**
7400 Transportation	0.00
7405 Auto Insurance	2,638.83
7410 Auto Payment	5,237.76
7415 Auto Repairs & Maintenance	
7416 Auto Related & Repairs (do not use)	25,711.60
Total 7415 Auto Repairs & Maintenance	**25,711.60**
7420 DMV Fees	1,200.40
Total 7400 Transportation	**34,788.59**
7500 Meals & Travel	
7505 Meals & Entertainment	8,054.12
7510 Travel	1,383.59
Total 7500 Meals & Travel	**9,437.71**
7590 Cash Over/Short	2,911.61
7600 Staff Development	
7605 Staff Appreciation	994.99
7615 Training & Education	618.02
Total 7600 Staff Development	**1,613.01**

Timeless Coffee Roasters

Profit and Loss
January - December 2021

	TOTAL
7690 Donation	1,495.00
7700 Marketing & Advertising	
7705 Advertising Expense	42,608.93
7710 Promotional Discounts	19.75
Total 7700 Marketing & Advertising	**42,628.68**
7750 Wholesale Dept Expenses	
7760 Wholesale Fuel & Parking (deleted)	61.13
7765 Wholesale Expenses	165.00
7770 Coffee roasting program	1,953.00
Total 7750 Wholesale Dept Expenses	**2,179.13**
7800 General & Admin	
7805 Accounting	23,021.00
7810 Legal Fees	15,913.00
7815 Computer Software	
7816 QuickBooks Payments Fees (do not use)	81.13
Total 7815 Computer Software	**81.13**
7820 Dues & Subscriptions	10,566.99
7825 Outside Services	
7835 Consultant	5,525.00
7836 Recipe Expense (do not use)	6,000.00
Total 7835 Consultant	**11,525.00**
7845 Dishwasher Services	10,448.51
7850 Janitorial	7,800.00
7855 Linen Services	6,984.05
7865 Pest Control	1,031.00
7870 Web Support	9,029.19
Total 7825 Outside Services	**46,817.75**
7875 Miscellaneous Other Expense	
7880 Management Fees	125,647.59
7885 R&D	59.08
Total 7875 Miscellaneous Other Expense	**125,706.67**
Total 7800 General & Admin	**222,106.54**
7900 Service & Banking Fees	
7905 Bank & Service Fees	477.96
7915 Payroll Processing Fees	3,308.53
7920 Point of Sale Fees	56,434.17
7921 Stripe Fees (deleted)	3,063.10
Total 7920 Point of Sale Fees	**59,497.27**
Total 7900 Service & Banking Fees	**63,283.76**

Timeless Coffee Roasters

Profit and Loss
January - December 2021

	TOTAL
7950 Guaranteed Payments	
7952 RJ Leimpeter	15,900.00
7953 Paula Wells	19,450.00
Total 7950 Guaranteed Payments	**35,350.00**
Uncategorized Expense	0.00
Total 7000 Controllable Expenses	**676,885.90**
8000 Non-Controllable Expenses	
8500 Occupancy	
8505 Business Insurance	5,086.12
8506 Key Man Insurance (deleted)	657.50
8507 Insurance - Other (deleted)	-113.61
8508 Insurance Expense (deleted)	0.00
Total 8505 Business Insurance	**5,630.01**
8510 City & State Tax & Licenses	1,204.00
8511 Business Taxes (deleted)	1,837.82
Total 8510 City & State Tax & Licenses	**3,041.82**
8515 County Property Tax	1,381.78
8520 Store & Office Rent	79,697.00
8525 Storage Rental	7,068.26
8535 R&M Building	2,036.21
8536 R&M Sewer (deleted)	949.51
Total 8535 R&M Building	**2,985.72**
Total 8500 Occupancy	**99,804.59**
Total 8000 Non-Controllable Expenses	**99,804.59**
Total Expenses	**$1,518,981.95**
NET OPERATING INCOME	$ -6,246.94
Other Expenses	
9100 Other Income & Expense	
9110 Other Income	-25,000.00
9111 ERTC Income	-150,797.00
9112 PPP Loan Forgiveness	-234,675.00
Total 9110 Other Income	**-410,472.00**
9135 ST Admin Payroll Allocation	0.00
6500 Admin Payroll	
6510 Admin	109,374.50
6512 Administration Vacation/Sick Pay	1,125.00
6513 Corporate Payroll	4,533.38
6520 Owner Payroll	37,971.56
Total 6500 Admin Payroll	**153,004.44**
Total 9135 ST Admin Payroll Allocation	**153,004.44**

Timeless Coffee Roasters

Profit and Loss

January - December 2021

	TOTAL
Other Expense (deleted)	2,620.97
Total 9100 Other Income & Expense	**-254,846.59**
9200 Interest, Taxes & Depreciation	
9210 Interest Income	-1,724.78
9220 Interest & Finance Charges	111.00
9221 Interest Expense (CC) (deleted)	748.91
9222 Interest Expense (Loans) - do not use	26,316.61
9223 Finance Costs 1 (deleted)	250.00
Total 9220 Interest & Finance Charges	**27,426.52**
9230 Taxes	
9231 Sales Tax Expense (deleted)	90.14
Total 9230 Taxes	**90.14**
9240 Depreciation & Amortization Expense	
9241 Depreciation Expense (deleted)	166,322.18
9242 Amortization Expense (deleted)	6,227.00
Total 9240 Depreciation & Amortization Expense	**172,549.18**
Total 9200 Interest, Taxes & Depreciation	**198,341.06**
Total Other Expenses	**$ -56,505.53**
NET OTHER INCOME	**$56,505.53**
NET INCOME	**$50,258.59**

Timeless Coffee Roasters

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank	
1010 Cash for register	547.00
1020 WFB 1286	149,769.72
1040 WFB Merchant 1612	0.00
1045 Bank of the West 1529	29,492.27
1050 California Bank & Trust 4011	225,452.49
Total 1000 Bank	**405,261.48**
Total Bank Accounts	**$405,261.48**
Accounts Receivable	
1100 Receivables	22,780.22
Total Accounts Receivable	**$22,780.22**
Other Current Assets	
1101 AR Adj	604.94
1200 Interco Receivables	
1220 Timeless Berkeley Long Term Loan	0.00
1225 Timeless College	47,262.25
1245 Timeless 1700 Webster	235,157.90
1260 Start Today Short Term Loan	0.00
Total 1200 Interco Receivables	**282,420.15**
1250 Employee Advance	107.00
1275 ERTC Receivable	200,913.79
1285 Loan Receivable - S. Leimpeter	28,000.00
1300 Inventory	
1310 Inventory - Brewing Merchandise	14,163.02
1320 Inventory - Logo Merchandise	12,677.97
Total 1300 Inventory	**26,840.99**
1400 Prepaid Expenses	0.00
1420 Prepaid Legal	0.00
1430 Prepaid Franchise Tax Board	0.00
1499 Prepaid Expenses	0.00
Total 1400 Prepaid Expenses	**0.00**
1495 Undeposited Square	0.00
1497 Uncategorized Square Deposits	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$538,886.87**
Total Current Assets	**$966,928.57**

Timeless Coffee Roasters

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Assets	
1500 Assets	
1505 Bakery & Serving Ware	7,239.63
1530 Computer Hardware/MAC	3,278.64
1540 Furniture and Equipment	
1541 Outdoor Furniture	4,303.35
1542 Floor Equipment	12,546.75
1543 Equipment - Rooz Purchase	11,728.42
1544 Lighting & Sound Equipment	8,503.35
1549 Furniture and Equipment - Other	43,430.20
Total 1540 Furniture and Equipment	**80,512.07**
1550 Bar Equipment	
1551 Roaster	47,980.75
1552 Soft Serve Machine	11,990.00
1553 Mahlkonig Grinder	1,381.34
1555 Espresso Machine	17,388.18
1559 Bar Equipment - Other	12,823.27
Total 1550 Bar Equipment	**91,563.54**
1560 Kitchen Equipment	
1561 Freezer/Refrigerator	24,963.33
1562 Other Kitchen Equipment	95,968.94
1563 Recipes	2,200.00
Total 1560 Kitchen Equipment	**123,132.27**
1570 Vehicles	
1571 Toyota Tacoma	11,710.10
1572 2014 Ford Transit	15,449.35
1573 Mercedes-Benz Sprinter	74,415.76
Total 1570 Vehicles	**101,575.21**
1580 Leasehold Improvements	
1581 Build Out Improvements	37,794.91
1582 L/H Expansion 4254	441,970.10
1583 L/H Improvements/Architect	35,055.90
Total 1580 Leasehold Improvements	**514,820.91**
Total 1500 Assets	**922,122.27**
1600 Accumulated Depreciation	-913,497.18
Total Fixed Assets	**$8,625.09**
Other Assets	
1700 Intangible Assets	
1710 Covenant Not to Compete	50,000.00
1720 Goodwill	35,000.00

Timeless Coffee Roasters

Balance Sheet
As of December 31, 2021

	TOTAL
1730 Prepaid Rent	394.50
1740 Organization Costs	8,411.00
1745 Accumulated Amortization	-56,234.00
Total 1700 Intangible Assets	**37,571.50**
1750 Section 179 Carryover	0.00
1800 Security Deposit Asset	6,996.50
Total Other Assets	**$44,568.00**
TOTAL ASSETS	**$1,020,121.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2105 Sam WF Credit Card 5218	0.00
2106 Paula WF Credit Card 0459	0.00
2107 RJ WF Credit Card 4575	0.00
2109 Amex 2004	494.14
2110 Chase	8,317.96
2113 RJ Chase Card	0.00
Total 2110 Chase	**8,317.96**
Total Credit Cards	**$8,812.10**
Other Current Liabilities	
2200 Sales Tax Payable	221.93
2310 Payroll Clearing	6,480.92
2315 Retirement Contributions Payable	545.57
2320 Payroll Tax Payable	0.00
2325 Health Insurance Payable (EE)	0.00
2350 Worker's Comp Accrual	0.00
2410 Interest Payable	0.00
2411 Chris Leimpeter	0.00
2412 Karen Nance	0.00
2413 Michael Souder	0.00
2414 David Marchand	0.00
2415 Dawn Wyllie	0.00
2416 Jason B. Tubbs	0.00
2417 Jeff Rassier	0.00
2418 Nick Rodin	0.00
2419 Tommy Love	0.00
2420 Violett Slocum	0.00

Timeless Coffee Roasters

Balance Sheet
As of December 31, 2021

	TOTAL
Total 2410 Interest Payable	**0.00**
2430 Gift Card Liability	20,953.35
2480 Property Tax Assessment	0.00
2490 Accrued Expenses	0.00
2495 Due to Start Today	8,030.59
2500 Loans & LOC	
2510 Bank of the West SBA Loan	96,200.54
2515 Opportunity Fund Term Loan	11,233.45
2520 WFB Term Loan	0.00
2525 WFB LOC	0.00
2530 PPP Loan	0.00
2535 EIDL Loan	150,000.00
2540 EIDL Loan Increase	350,000.00
2542 EIDL Accrued Interest	11,093.75
2545 Vehicle Loan - MBFS	85,053.73
2550 Equipment Loan - Navitas	70,616.58
Total 2500 Loans & LOC	**774,198.05**
Board of Equalization Payable	0.00
Total Other Current Liabilities	**$810,430.41**
Total Current Liabilities	**$819,242.51**
Long-Term Liabilities	
2600 Notes Payable	0.00
2605 Paula Wells - 2014 Ford Transit Loan	5,080.91
2610 Peg & Peter Leimpeter	0.00
2615 Chris Leimpeter	0.00
2620 Dawn Wyllie	0.00
2625 Ryan Mattos	0.00
2630 Michael Souder	0.00
2635 David Marchand	0.00
2640 Dawn Wyllie - Equipment	0.00
2645 Jason B. Tubbs	0.00
2650 Jeff Rassier	0.00
2655 Karen Nance	0.00
2660 Nick Rodin	0.00
2665 Tommy Love	0.00
2670 Violett Slocum	0.00
Total 2600 Notes Payable	**5,080.91**
Total Long-Term Liabilities	**$5,080.91**
Total Liabilities	**$824,323.42**

Timeless Coffee Roasters

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
3100 Investor Equity	0.00
3105 Violett Slocum	19,231.00
3110 Tommy Love	9,370.00
3115 Nick Rodin	8,768.00
3120 Karen Nance	537.00
3125 Paula Wells	1,301.00
3130 Jeff Rassier	3,482.00
3135 Jason B. Tubbs	3,581.00
3140 Dawn Wyllie	24,625.00
3145 David Marchand	29,910.00
3150 Chris Leimpeter	14,050.00
3155 Colleen Gonzalez	217.00
3160 Scott Sylvia	219.00
3165 Samuel Fugate	217.00
3170 RJ Leimpeter Equity	3,598.78
Total 3100 Investor Equity	**119,106.78**
3300 Retained Earnings	26,432.87
Equity	
Partner Distributions	0.00
Total Equity	**0.00**
Opening Balance Equity	0.00
Net Income	50,258.59
Total Equity	**$195,798.24**
TOTAL LIABILITIES AND EQUITY	**$1,020,121.66**

Timeless Coffee Roasters
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	50,258.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Receivables	-11,563.72
1101 AR Adj	-604.94
1225 Interco Receivables:Timeless College	50,684.49
1245 Interco Receivables:Timeless 1700 Webster	-229,066.90
1250 Employee Advance	-107.00
1250 Malibu's Burgers Loan (deleted)	4,572.00
1260 Interco Receivables:Start Today Short Term Loan	0.00
1275 ERTC Receivable	-98,664.79
1285 Loan Receivable - S. Leimpeter	-28,000.00
1310 Inventory:Inventory - Brewing Merchandise	-4,581.40
1320 Inventory:Inventory - Logo Merchandise	-4,393.87
1400 Prepaid Expenses	-123.98
1420 Prepaid Expenses:Prepaid Legal	0.00
1495 Undeposited Square	0.00
1497 Uncategorized Square Deposits	-9,483.17
Uncategorized Asset	0.00
1600 Accumulated Depreciation	166,322.18
1745 Intangible Assets:Accumulated Amortization	6,227.00
2100 Accounts Payable	-14,717.41
2105 Sam WF Credit Card 5218	-98.98
2106 Paula WF Credit Card 0459	0.00
2107 RJ WF Credit Card 4575	0.00
2109 Amex 2004	345.86
2110 Chase	8,317.96
2113 Chase:RJ Chase Card	0.00
2200 Sales Tax Payable	-62.28
2310 Payroll Clearing	6,480.92
2315 Retirement Contributions Payable	545.57
2320 Payroll Tax Payable	0.00
2325 Health Insurance Payable (EE)	0.00
2430 Gift Card Liability	3,396.91
2495 Due to Start Today	8,030.59
2510 Loans & LOC:Bank of the West SBA Loan	-14,952.60
2515 Loans & LOC:Opportunity Fund Term Loan	-31,462.67
2520 Loans & LOC:WFB Term Loan	-4,289.89
2525 Loans & LOC:WFB LOC	-7.50
2535 Loans & LOC:EIDL Loan	100.00
2540 Loans & LOC:EIDL Loan Increase	350,000.00
2542 Loans & LOC:EIDL Accrued Interest	11,093.75
2545 Loans & LOC:Vehicle Loan - MBFS	85,053.73

2550 Loans & LOC:Equipment Loan - Navitas		70,616.58
operations:	$	319,606.44
Net cash provided by operating activities	$	369,865.03
INVESTING ACTIVITIES		
1505 Assets:Bakery & Serving Ware		0.00
1530 Assets:Computer Hardware/MAC		0.00
1541 Assets:Furniture and Equipment:Outdoor Furniture		0.00
1542 Assets:Furniture and Equipment:Floor Equipment		0.00
1544 Assets:Furniture and Equipment:Lighting & Sound Equipment		0.00
1551 Assets:Bar Equipment:Roaster		0.00
1553 Assets:Bar Equipment:Mahlkonig Grinder		0.00
1561 Assets:Kitchen Equipment:Freezer/Refrigerator		-10,795.10
1562 Assets:Kitchen Equipment:Other Kitchen Equipment		-78,370.32
1573 Assets:Vehicles:Mercedes-Benz Sprinter		-74,415.76
1800 Security Deposit Asset		20,000.00
Net cash provided by investing activities	-$	143,581.18
FINANCING ACTIVITIES		
2605 Notes Payable:Paula Wells - 2014 Ford Transit Loan		-3,243.72
3105 Investor Equity:Violett Slocum		10,343.00
3110 Investor Equity:Tommy Love		5,196.00
3115 Investor Equity:Nick Rodin		5,196.00
3120 Investor Equity:Karen Nance		1,040.00
3125 Investor Equity:Paula Wells		29,774.50
3130 Investor Equity:Jeff Rassier		2,598.00
3135 Investor Equity:Jason B. Tubbs		2,598.00
3140 Investor Equity:Dawn Wyllie		12,994.00
3145 Investor Equity:David Marchand		15,592.00
3150 Investor Equity:Chris Leimpeter		7,795.00
3155 Investor Equity:Colleen Gonzalez		1,070.00
3160 Investor Equity:Scott Sylvia		1,070.00
3165 Investor Equity:Samuel Fugate		1,070.00
3170 Investor Equity:RJ Leimpeter Equity		120,449.27
3300 Retained Earnings		-192,206.85
Equity:Partner Distributions		13,998.03
Opening Balance Equity		0.00
Net cash provided by financing activities	$	35,333.23
Net cash increase for period	$	261,617.08
Cash at beginning of period		143,644.40
Cash at end of period	$	405,261.48